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FORM 10-C


SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

REPORT BY ISSUER OF SECURITIES QUOTED ON THE NASDAQ STOCK MARKET-SM-, FILED PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17 OR 15D-17 THEREUNDER.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:       Iomega Corporation

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:  1821 West Iomega Way, Roy, Utah 84067

ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):       (801) 778-1000


I. CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security         Common Stock, $.03 1/3 par value per share

2. Number of shares outstanding before the change     19,641,154*

3. Number of shares outstanding after the change      58,923,462*

4. Effective date of change                      January 31, 1996

5. Method of change                              Stock Dividend

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Stock Dividend

Give brief description of transaction   3-for-1 Stock Dividend; date of
                                        declaration, 12/14/95; record date,
                                        1/15/96; date of distribution, 1/31/96

* Estimated as of 1/15/96

II. CHANGE IN NAME OF ISSUER

1. Name prior to change                                     N/A

2. Name after change                                        N/A

3. Effective date of charter amendment changing name        N/A

4. Date of shareholder approval of change, if required      N/A


January 31, 1996        /s/ Leonard C. Purkis          Senior Vice President,
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Date                Officer's Signature and Title      Finance and Chief
                                                       Financial Officer